                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                   For the fiscal year ended DECEMBER 31, 1998

                        Commission File Number 001-05620

                  A. Full title of the plan and the address of
                 the plan, if different from that of the issuer
                                  named below:


                           SAFEGUARD SCIENTIFICS, INC.
                               STOCK SAVINGS PLAN


                    B. Name of issuer of the securities held
              pursuant to the plan and the address of its principal
                                executive office:


                           SAFEGUARD SCIENTIFICS, INC.
                           800 THE SAFEGUARD BUILDING
                              435 DEVON PARK DRIVE
                                 WAYNE, PA 19087

                              REQUIRED INFORMATION


(1)      FINANCIAL STATEMENTS:

         The following financial statements, including Independent Auditors' Report thereon of Safeguard Scientifics, Inc. Stock Savings Plan are submitted herewith:

         Statements of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997

         Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1998, 1997, and 1996

         Notes to Financial Statements

         Schedule I   Item 27a - Schedule of Assets Held for Investment Purposes
         Schedule II  Item 27d - Schedule of Reportable Transactions

         The schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the Safeguard Scientifics, Inc. Stock Savings Plan.

(2)      EXHIBITS:

         The following exhibits are submitted herewith:

         Exhibit 23 - Consent of Independent Auditors

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Safeguard Scientifics, Inc. Stock Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 SAFEGUARD SCIENTIFICS, INC.
                                 STOCK SAVINGS PLAN COMMITTEE


Date: June 18, 1999              By:   /s/Michael W. Miles
                                       -----------------------------------------
                                       Michael W. Miles
                                       Senior Vice President and Chief Financial
                                       Officer

                           SAFEGUARD SCIENTIFICS, INC.
                               STOCK SAVINGS PLAN






                Financial Statements and Supplementary Schedules



                           December 31, 1998 and 1997


                   (With Independent Auditors' Report Thereon)

                           SAFEGUARD SCIENTIFICS, INC.
                               STOCK SAVINGS PLAN

                                TABLE OF CONTENTS

                           DECEMBER 31, 1998 AND 1997

                                                                                              PAGE

Independent Auditors' Report...............................................................    3

Financial Statements:

         Statement of Net Assets Available for Plan Benefits
             as of December 31, 1998.......................................................    4

         Statement of Net Assets Available for Plan Benefits
             as of December 31, 1997.......................................................    5

         Statements of Changes in Net Assets Available for Plan Benefits
             for the years ended December 31, 1998, 1997, and 1996.........................    6

         Notes to Financial Statements.....................................................    7

Schedules:

         I   Item 27a - Schedule of Assets Held for Investment Purposes....................   19

         II  Item 27d - Schedule of Reportable Transactions................................   20

                          INDEPENDENT AUDITORS' REPORT

Trustees of Safeguard Scientifics, Inc.
Stock Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Safeguard Scientifics, Inc. Stock Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Safeguard Scientifics, Inc. Stock Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 /s/ KPMG LLP
                                                 ------------


Philadelphia, PA
May 27, 1999

                 SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               DECEMBER 31, 1998

                                                       MUTUAL         COMMON
                                                       FUNDS           STOCK         LOANS       TOTAL
                                                    ------------    -----------    ----------  ----------
INVESTMENTS

Money Market Fund                                   $   112,765   $     3,303                 $   116,068
 (cost equals fair value)

Safeguard Scientifics, Inc.
 299,609 shares (cost $2,598,956)                                   8,220,672                   8,220,672

Cambridge Technology Partners
 49,443 shares (cost $97,917)                                       1,093,926                   1,093,926

Tellabs
 45,624 shares (cost $67,284)                                       1,564,059                   1,564,059

USDATA Corporation
 11,589 shares (cost $58,006)                                          21,729                      21,729

First Consulting Group
 9,120 shares (cost $47,262)                                          186,960                     186,960

Sanchez Computer Associates
 18,530 shares (cost $102,292)                                        542,003                     542,003

Diamond Technology Partners
 21,448 shares (cost $117,963)                                        410,193                     410,193

ChromaVision Medical Systems
 46,115 shares (cost $230,594)                                        230,575                     230,575

OAO Technology Solutions
 36,374 shares (cost $181,870)                                        109,122                     109,122

DocuCorp
 48,840 shares (cost $244,221)                                        296,117                     296,117

Bond Fund
 6,009 shares (cost $78,796)                             80,640                                    80,640

Balanced Fund
 21,609 shares (cost $359,021)                          374,698                                   374,698

Equity Growth Fund
 58,808 shares (cost $1,565,302)                      1,827,136                                 1,827,136

Loans Receivable                                                                $   176,690       176,690
                                                    ------------  -----------    ----------    ----------
                                                      2,395,239    12,678,659       176,690    15,250,588

CONTRIBUTIONS RECEIVABLE - EMPLOYERS                                    2,013                       2,013
                         - PARTICIPANTS                   1,500           719                       2,219
                                                    ------------  -----------    ----------    ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS              $ 2,396,739   $12,681,391   $   176,690   $15,254,820
                                                    ------------  -----------    ----------    ----------
                                                    ------------  -----------    ----------    ----------

                See accompanying notes to financial statements.

                 SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               DECEMBER 31, 1997

                                                       MUTUAL         COMMON
                                                       FUNDS           STOCK         LOANS       TOTAL
                                                    ------------    -----------    ----------  ----------
INVESTMENTS
Money Market Fund                                         $171,497    $2,681,318               $2,852,815
 (cost equals fair value)

Safeguard Scientifics, Inc.
 435,336 shares (cost $2,883,860)                                     13,658,667               13,658,667

Novell, Inc.
 1,244 shares (cost $374)                                                  9,330                    9,330

Cambridge Technology Partners
 65,483 shares (cost $129,676)                                         2,725,730                2,725,730

Coherent Communications Systems Corp.
 48,648 shares (cost $121,615)                                         1,356,063                1,356,063

USDATA Corporation
 15,651 shares (cost $78,356)                                             72,386                   72,386

Integrated Systems Consulting Group
 17,699 shares (cost $91,685)                                            196,901                  196,901

Sanchez Computer Associates
 30,053 shares (cost $165,318)                                           875,294                  875,294

Diamond Technology Partners
 33,406 shares (cost $183,733)                                           517,793                  517,793

ChromaVision Medical Systems
 75,094 shares (cost $375,470)                                           675,846                  675,846

OAO Technology Solutions
 68,492 shares (cost $342,460)                                           633,551                  633,551

Bond Fund
 6,173 shares (cost $80,428)                                81,607                                 81,607

Balanced Fund
 24,628 shares (cost $384,952)                             437,640                                437,640

Equity Growth Fund
 53,769 shares (cost $1,146,761)                         1,518,974                              1,518,974

Loans Receivable                                                                    $394,854      394,854
                                                      ------------  -----------   ----------   ----------
                                                         2,209,718    23,402,879     394,854   26,007,451

CONTRIBUTIONS RECEIVABLE - EMPLOYERS                                      13,876                   13,876
                         - PARTICIPANTS                     13,391        17,263                   30,654
                                                      ------------  -----------   ----------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $2,223,109   $23,434,018   $ 394,854  $26,051,981
                                                      ------------  -----------   ----------  -----------
                                                      ------------  -----------   ----------  -----------

                See accompanying notes to financial statements.

                 SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            YEARS ENDED DECEMBER 31,

                                                                                   1998
                                                ---------------------------------------------------------------------------
                                                   MUTUAL       COMMON
                                                   FUNDS         STOCK            LOANS        RECEIVABLE         TOTAL
                                                ------------  -------------   -------------  -------------  ---------------
ADDITIONS :

 Participant Contributions                          $402,139       $472,439                       $  2,013         $876,591

 Employer Contributions                                             195,061                          2,219          197,280

 Dividends/Interest                                   50,500         12,281                                          62,781

 Net Realized Gain                                   420,190      6,607,216                                       7,027,406

 Net Unrealized Gain (Loss)                         (146,725)    (7,420,023)                                     (7,566,748)

 Loan Repayments                                      37,657         56,722        $(94,379)

 Loan Interest                                                                       19,979                          19,979
                                                ------------  -------------   -------------  -------------  ---------------
                                                     763,761        (76,304)        (74,400)         4,232          617,289

DEDUCTIONS :

 Benefits Paid                                     1,198,373     10,007,993         208,084                      11,414,450

 Loans Granted                                        16,295         48,025         (64,320)

 Transfers, net                                     (636,428)       591,898                         44,530
                                                ------------  -------------   -------------  -------------  ---------------
                                                     578,240     10,647,916         143,764         44,530       11,414,450
                                                ------------  -------------   -------------  -------------  ---------------

NET INCREASE (DECREASE)                              185,521    (10,724,220)       (218,164)       (40,298)     (10,797,161)

NET ASSETS AVAILABLE FOR PLAN BENEFITS :

 BEGINNING OF YEAR                                 2,209,718     23,402,879         394,854         44,530       26,051,981
                                                ------------  -------------   -------------  -------------  ---------------
 END OF YEAR                                    $  2,395,239   $ 12,678,659    $    176,690    $     4,232     $ 15,254,820
                                                ------------  -------------   -------------  -------------  ---------------
                                                ------------  -------------   -------------  -------------  ---------------


                                                                                1997
                                            ------------------------------------------------------------------------------
                                                MUTUAL         COMMON
                                                FUNDS           STOCK           LOANS        RECEIVABLE           TOTAL
                                            --------------  --------------  --------------  --------------  --------------
ADDITIONS :

 Participant Contributions                        $323,340        $530,801                         $30,654        $884,795

 Employer Contributions                                            311,510                          13,876         325,386

 Dividends/Interest                                 69,943           3,668                                          73,611

 Net Realized Gain                                 407,782       3,663,868                                       4,071,650

 Net Unrealized Gain (Loss)                         33,969      (1,097,168)                                     (1,063,199)

 Loan Repayments                                    63,163         148,825       $(211,988)

 Loan Interest                                                                      37,058                          37,058
                                            --------------  --------------  --------------  --------------  --------------
                                                   898,197       3,561,504        (174,930)         44,530       4,329,301

DEDUCTIONS :

 Benefits Paid                                     300,886       1,701,895          61,437                       2,064,218

 Loans Granted                                      46,330          94,745        (141,075)

 Transfers, net                                    672,651        (773,235)                        100,584
                                            --------------  --------------  --------------  --------------  --------------
                                                 1,019,867       1,023,405         (79,638)        100,584       2,064,218
                                            --------------  --------------  --------------  --------------  --------------

NET INCREASE (DECREASE)                           (121,670)      2,538,099         (95,292)        (56,054)      2,265,083

NET ASSETS AVAILABLE FOR PLAN BENEFITS :

 BEGINNING OF YEAR                               2,331,388      20,864,780         490,146         100,584      23,786,898
                                            --------------  --------------  --------------  --------------  --------------
 END OF YEAR                                  $  2,209,718    $ 23,402,879    $    394,854    $     44,530    $ 26,051,981
                                            --------------  --------------  --------------  --------------  --------------
                                            --------------  --------------  --------------  --------------  --------------

                                                                                  1996
                                                ---------------------------------------------------------------------------
                                                     MUTUAL       COMMON
                                                     FUNDS         STOCK          LOANS        RECEIVABLE         TOTAL
                                                -------------  -------------  -------------- --------------  --------------
ADDITIONS :

 Participant Contributions                           $571,230       $566,652                        $68,715      $1,206,597

 Employer Contributions                                              295,489                         31,869         327,358

 Dividends/Interest                                    79,204          1,154                                         80,358

 Net Realized Gain                                    244,520      3,138,133                                      3,382,653

 Net Unrealized Gain (Loss)                            40,935      2,285,016                                      2,325,951

 Loan Repayments                                       41,692         46,782        $(88,474)

 Loan Interest                                                                        27,998                         27,998
                                                -------------  -------------  -------------- --------------  --------------
                                                      977,581      6,333,226         (60,476)       100,584       7,350,915

DEDUCTIONS :

 Benefits Paid                                        457,672      2,990,539          54,661                      3,502,872

 Loans Granted                                        105,795        282,087        (387,882)

 Transfers, net                                       236,059       (319,046)                        82,987
                                                -------------  -------------  -------------- --------------  --------------
                                                      799,526      2,953,580        (333,221)        82,987       3,502,872
                                                -------------  -------------  -------------- --------------  --------------

NET INCREASE (DECREASE)                               178,055      3,379,646         272,745         17,597       3,848,043

NET ASSETS AVAILABLE FOR PLAN BENEFITS :

 BEGINNING OF YEAR                                  2,153,333     17,485,134         217,401         82,987      19,938,855
                                                -------------  -------------  -------------- --------------  --------------
 END OF YEAR                                     $  2,331,388   $ 20,864,780    $    490,146    $   100,584    $ 23,786,898
                                                -------------  -------------  -------------- --------------  --------------
                                                -------------  -------------  -------------- --------------  --------------

                See accompanying notes to financial statements.

                           SAFEGUARD SCIENTIFICS, INC.
                               STOCK SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS


(1)      DESCRIPTION OF THE PLAN

         The following description of the Safeguard Scientifics, Inc. Stock Savings Plan (the Plan) provides general information only. Participants should refer to the Plan agreement for more complete information.

         GENERAL

         The Plan is a contributory defined contribution plan established in 1981 by Safeguard Scientifics, Inc. (SSI or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). SSI has the right under the Plan to amend, modify, suspend or terminate the Plan at any time. A committee of individuals (Plan Administrator) appointed by the Company's Board of Directors is generally responsible for the administration of Plan operations.

         ELIGIBILITY

         Eligible employees in 1998 included salaried and hourly employees of the Company, Technology Leaders Management, Inc., Safeguard International Group, Inc., Safeguard International Management, LLC, and Penn-Sylvan Management, Inc., subsidiaries of the Company (collectively, the Employers). However, any person whose terms and conditions of employment are determined through collective bargaining is not an eligible employee unless the collective bargaining agreement provides for the inclusion of such person in the Plan.

         CONTRIBUTIONS

         Participants may defer up to 14% of eligible compensation immediately upon hire. The amount of deferred compensation is treated as a salary reduction and is not subject to federal income tax until withdrawn from the Plan. These amounts become part of a participant's Deferral Contribution Subaccount (DCS).

         The Plan also permits participants to roll over certain amounts received from another qualified retirement plan. These amounts become part of a participant's Rollover Contribution Subaccount (RCS).

         Before October 1, 1991, the Plan allowed after-tax contributions which became part of a participant's After-Tax Voluntary Contribution Subaccount (ATVCS). Although after-tax contributions are no longer allowed under the Plan, such contributions made to the Plan prior to October 1, 1991 continue to be held in the Plan.

(1)      CONTINUED

         Contributions by the Employers are made on a matched basis at a rate of 75% of participant deferred compensation up to a maximum of 3% of eligible compensation. These amounts become part of a participant's Matching Contribution Subaccount (MCS). Plan participants are eligible for Employers contributions one year after their date of hire.

         Total contributions in a Plan year may not exceed maximum allowable contributions as prescribed by the Internal Revenue Service.

         PARTICIPANT ACCOUNTS

         Participant contributions are invested as directed by each participant in five separate investments. Each participant may designate by written notice to the Plan Administrator how the contributions to their account are to be allocated among the funds. Participants are required to allocate their contributions to the funds in increments of 5%.

         In the event a participant fails to submit written notice of allocation, contributions will be invested at the discretion of the Plan Administrator.

         In addition to the above initial election, participants may, as of the last day of each calendar quarter, elect by written notice to transfer all or 5% increments of the total amounts credited to their DCS, RCS or ATVCS to any one or more of the investment funds.

         Employers contributions are invested in SSI common stock for the account of the participants.

         Under certain circumstances, participants may transfer all or 5% increments of the vested portion of their MCS to any one or more of the investment funds.

         Interest, dividends, and other income earned by the investment funds are reinvested in the same fund. Such amounts are allocated to participants based upon the proportion of a participant's balance to the total fund balance.

         PARTICIPANT LOANS

         Eligible participants may borrow up to 50% of their account balance. The minimum and maximum loan amount is $1,000 and $50,000, respectively. Loans bear interest at a rate equal to prime plus 2% and must be repaid within five years or, when the proceeds of a loan are used to purchase a dwelling unit, fifteen years.

         VESTING

         Participants are immediately vested in all contributions they make to the Plan as well as all earnings (losses) on such investments. Employers contributions become fully vested after the earlier of three years of employment, two years of participation in the Plan, or upon death, disability or retirement.

(1)      CONTINUED

         PAYMENT OF BENEFITS

         Upon retirement, death, disability, or termination of service (subject to vesting requirements), participants or beneficiaries are entitled to a distribution equal to the total value of their accounts, and under certain circumstances the Plan Administrator may distribute all of a participant's account if that participant is no longer eligible to make contributions to the Plan. Participants experiencing serious financial hardships may also be entitled to a distribution upon approval of the Plan Administrator. Such distributions may be made:

                  1)       in cash as a lump-sum payment;
                  2) in common stock for the value of an individual's investment in that common stock;
                  3)       in the form of installments over a fixed period; or
                  4) under other methods of payment that may be adopted and applied uniformly among all Plan participants by the Plan Administrators.

         Request for distribution of a participant's account will be processed as soon as possible following the event (i.e., termination, retirement, disability or death) that calls for distribution.

         FORFEITURES

         Forfeited amounts of $2,435, $11,828, and $11,653 were used to reduce Employers contributions under the Plan in 1998, 1997, and 1996, respectively, and were allocated to participant accounts as if they were contributed by the Employers.

         PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will immediately become fully vested and be entitled to full distribution of its share of the Plan. In addition, each of the Employers has the right to discontinue its contributions at any time. None of the Employers have expressed any intent to discontinue contributions.

         ADMINISTRATIVE EXPENSES

         All administrative expenses have been paid by the Company.

(2)      SALE OF PIONEER METAL FINISHING

         In 1997, Pioneer was sold to its management group. The Plan granted immediate 100% vesting to those Pioneer employees who were employed on the sale date. Approximately $10.9 million in benefit distributions from the Plan relating to the sale of Pioneer were paid in 1998.

(3)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis, with average cost used in determining gains or losses on sales of investments.

         INVESTMENTS

         The Money Market Fund (Vanguard Money Market Prime Portfolio) is stated at cost which approximates fair value. This fund is designed to seek current income consistent with the preservation of capital and liquidity. The fund is invested in money market instruments such as certificates of deposit, bankers acceptances, commercial paper, and U.S. government agency securities.

         The Legg Mason Money Market Account serves to temporarily hold amounts intended for investment (as a result of contribution or transfer from another fund) or distribution (to a withdrawing participant or transfer to another fund) relative to the various common stocks in the Plan. Its design and investments are similar to the Vanguard Money Market Prime Portfolio.

         Investments in the common stock of SSI (NYSE:SFE), Cambridge Technology Partners (Massachusetts), Inc. ("Cambridge") (NASDAQ:CATP), Tellabs, Inc. ("Tellabs") (NASDAQ:TLAB), USDATA Corporation ("USDATA") (NASDAQ:USDC), First Consulting Group, Inc. ("First Consulting Group") (NASDAQ:FCGI), Sanchez Computer Associates, Inc. ("Sanchez") (NASDAQ:SCAI), Diamond Technology Partners, Incorporated ("Diamond") (NASDAQ:DTPI), ChromaVision Medical Systems, Inc. ("ChromaVision") (NASDAQ:CVSN), OAO Technology Solutions, Inc. ("OAO") (NASDAQ:OAOT) and DocuCorp International, Inc. ("DocuCorp") (NADSAQ:DOCC) are valued at market based upon the closing prices at the Plan's year-end.

         Participants invested in SSI common stock held in trust under the Plan may participate in rights offerings made to SSI's shareholders by certain SSI partnership companies, including DocuCorp in 1998, Diamond, ChromaVision, and OAO in 1997, and Sanchez and ISCG in 1996. Each Plan participant was offered a one-time election to purchase common stock (with proceeds from the sale of holdings in the Plan) of the above companies based upon the number of SSI shares held in the Plan as of the respective rights offering dates. Generally, no further investments or reinvestments can be made in common stock other than the Company's common stock.

         All share and per share data related to Tellabs common stock have been retroactively adjusted to reflect a two-for-one stock split effective May 17, 1999.

         In May 1999, Sanchez announced a two-for-one split of their common shares effective June 23, 1999. The accompanying financial statements do not reflect this stock split.

         In conjunction with the merger of Coherent and Tellabs, Inc. in August 1998, participants in the Plan received .77 shares of Tellabs common stock for each share of Coherent stock owned.

(3)      CONTINUED

         In December 1998, Integrated Systems Consulting Group merged with First Consulting Group. Participants in the Plan received .72 shares of FCGI common stock for each share of ISCG stock owned.

         The Bond Fund (U.S. Government Securities), Balanced Fund (Income Fund of America) and the Equity Growth Fund (Investment Company of America) are stated at fair value which is based on the net asset value per share at the Plan year-end. Each of these funds is a mutual fund of the American Funds Group.

         The Bond Fund is designed to seek high current income with prudent investment risk and preservation of capital. The fund invests primarily in securities guaranteed by the U.S. Government. The fund may also invest in securities that are issued by U.S. Government agencies or instrumentalities but are not guaranteed by the U.S. Government. In addition, the fund may invest in various mortgage-related securities including securities representing interests in pools of mortgage loans, collateralized mortgage obligations, and mortgage-backed bonds. The fund may also invest, to a very limited extent, in inverse floating rate notes and may purchase securities on a "when-issued" basis, enter into firm commitment, repurchase, and reverse repurchase agreements, and enter into "roll" transactions.

         The Balanced Fund is designed primarily to emphasize current income while secondarily striving for capital growth. The fund may invest in common and preferred stocks, straight debt securities or debt securities with equity conversion or purchase rights, and cash and cash equivalents. In addition, the fund may invest in various mortgage-related securities including securities representing interests in pools of mortgage loans, collateralized mortgage obligations, and mortgage-backed bonds. The fund may also invest, to a very limited extent, in inverse floating rate notes and may purchase securities on a "when-issued" basis, enter into firm commitment agreements, and enter into "roll" transactions.

         The Equity Growth Fund is designed to seek long-term growth of capital and income. The fund invests primarily in common stocks, although assets may be held in securities convertible into common stocks, straight debt securities, cash or cash equivalents, U.S. Government securities, and non-convertible preferred stocks.

(3)      CONTINUED

         The following table summarizes the Plan's investments:

                                                      December 31, 1998
                      ----------------------------------------------------------------------------------
                                                 Net unrealized
                                                 appreciation /                 Fair value     Plan
    Investment            Cost       Fair value  (depreciation)      Shares      per unit   Participants
--------------------  ------------  ------------ --------------   -----------   ----------  ------------

Safeguard              $ 2,598,956   $ 8,220,672   $ 5,621,716        299,609   $   27.44        238
Cambridge                   97,917     1,093,926       996,009         49,443       22.13         45
Tellabs                     67,284     1,564,059     1,496,775         45,624       34.28         53
USDATA                      58,006        21,729       (36,277)        11,589        1.88         49
FCG                         47,262       186,960       139,698          9,120       20.50        110
Sanchez                    102,292       542,003       439,711         18,530       29.25        133
Diamond                    117,963       410,193       292,230         21,448       19.13        135
ChromaVision               230,594       230,575           (19)        46,115        5.00        168
OAO                        181,870       109,122       (72,748)        36,374        3.00        142
DocuCorp                   244,221       296,117        51,896         48,840        6.06        152
Bond                        78,796        80,640         1,844          6,009       13.42         43
Balanced                   359,021       374,698        15,677         21,609       17.34        102
Equity Growth            1,565,302     1,827,136       261,834         58,808       31.07        165
Money Market               116,068       116,068                      116,068        1.00         35
                      ------------  ------------ --------------
                       $ 5,865,552   $15,073,898    $9,208,346
                      ------------  ------------ --------------


                                                     December 31, 1997
                     -----------------------------------------------------------------------------------
                                                Net unrealized
                                                 appreciation /                Fair value     Plan
    Investment            Cost       Fair value  (depreciation)     Shares      per unit   Participants
------------------- -------------- ------------- -------------- ------------- ------------ -------------
Safeguard               $2,883,860   $13,658,667   $10,774,807        435,336      $31.38        323
Novell                         374         9,330         8,956          1,244        7.50          2
Cambridge                  129,676     2,725,730     2,596,054         65,483       41.63         78
Coherent                   121,615     1,356,063     1,234,448         48,648       27.88         93
USDATA                      78,356        72,386        (5,970)        15,651        4.63         79
ISCG                        91,685       196,901       105,216         17,699       11.13        175
Sanchez                    165,318       875,294       709,976         30,053       29.13        211
Diamond                    183,733       517,793       334,060         33,406       15.50        215
ChromaVision               375,470       675,846       300,376         75,094        9.00        264
OAO                        342,460       633,551       291,091         68,492        9.25        215
Bond                        80,428        81,607         1,179          6,173       13.22        105
Balanced                   384,952       437,640        52,688         24,628       17.77        198
Equity Growth            1,146,761     1,518,974       372,213         53,769       28.25        316
Money Market             2,852,815     2,852,815                    2,852,815        1.00        113
                      ------------  ------------ -------------
                        $8,837,503   $25,612,597   $16,775,094
                      ------------  ------------ -------------

(3)      CONTINUED

         The following table represents aggregate cost and aggregate proceeds relating to sales of investments for the years ended December 31, 1998, 1997 and 1996. Realized gains below are calculated using the average cost method and exclude capital gains from securities in underlying mutual funds of $178,118, $168,144, and $81,090 in 1998, 1997 and 1996,
         respectively, and gains on the distributions of stock of $4,137,618, $55,208, and $1,784,922 in 1998, 1997 and 1996, respectively.

                                                           1998
                                     ------------------------------------------------------
                                        Aggregate         Aggregate        Net Realized
         Investment                       Cost            Proceeds          Gain (Loss)
         --------------------------- ---------------- ------------------ ------------------

         Safeguard                     $   543,645        $2,364,351          $1,820,706
         Novell                                374            14,812              14,438
         Cambridge                           7,698           154,509             146,811
         Tellabs                            44,568           305,877             261,309
         USDATA                              6,683             5,929                (754)
         FCG                                30,050            34,879               4,829
         Sanchez                            21,626            86,144              64,518
         Diamond                            32,819           134,486             101,667
         ChromaVision                       52,515            89,390              36,875
         OAO                                68,870            97,482              28,612
         DocuCorp                           91,560            82,151              (9,409)
         Bond                               25,936            26,439                 503
         Balanced                          219,236           247,426              28,190
         Equity Growth                     600,250           813,625             213,375
         Money Market                    1,288,823         1,288,823
                                      ---------------- ------------------ ------------------
                                        $3,034,653        $5,746,323          $2,711,670
                                      ---------------- ------------------ ------------------


                                                           1997
                                     ------------------------------------------------------
                                        Aggregate         Aggregate        Net Realized
         Investment                       Cost            Proceeds          Gain (Loss)
         --------------------------- ---------------- ------------------ ------------------
         Safeguard                     $   674,907        $3,145,978          $2,471,071
         Novell                                 42             1,065               1,023
         Cambridge                          19,252           334,465             315,213
         Coherent                           33,178           299,805             266,627
         USDATA                             52,135            39,801             (12,334)
         ISCG                              110,265           213,656             103,391
         Sanchez                            88,798           197,295             108,497
         Diamond                            93,940           179,379              85,439
         ChromaVision                      134,845           284,241             149,396
         OAO                               153,265           273,602             120,337
         Bond                               81,435            82,497               1,062
         Balanced                          167,402           198,119              30,717
         Equity Growth                     476,139           683,998             207,859
         Money Market                    1,624,804         1,624,804
                                     ---------------- ------------------ ------------------
                                        $3,710,407        $7,558,705          $3,848,298
                                     ---------------- ------------------ ------------------

(3)      CONTINUED

                                                           1996
                                     ------------------------------------------------------
                                        Aggregate         Aggregate        Net Realized
         Investment                       Cost            Proceeds             Gain
         --------------------------- ---------------- ------------------ ------------------
         Safeguard                        $105,173          $858,066           $752,893
         Novell                                295            11,439             11,144
         Cambridge                          17,349           215,463            198,114
         Coherent                           30,983           265,514            234,531
         USDATA                             67,955           160,492             92,537
         ISCG                               18,775            67,398             48,623
         Sanchez                            23,727            39,096             15,369
         Bond                               45,489            45,689                200
         Balanced                          146,913           178,982             32,069
         Equity Growth                     370,451           501,612            131,161
         Money Market                    1,630,696         1,630,696
                                     ---------------- ------------------ ------------------
                                        $2,457,806        $3,974,447         $1,516,641
                                     ---------------- ------------------ ------------------

(4)      INCOME TAX STATUS

         Participant contributions are made from compensation before income tax deductions in accordance with Section 401(k) of the Internal Revenue Code (IRC). Participants are not subject to income tax on contributions to the Plan, appreciation in Plan assets, or income earned thereon until their funds are withdrawn from the Plan.

         The Internal Revenue Service has determined and informed the Company by a letter dated July 19, 1995 that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

                                                                 December 31,
                                                           1998               1997
                                                     ------------------ ------------------
         Net assets available for benefits
            per the financial statements                 $ 15,254,820       $ 26,051,981
         Amounts allocated to
            withdrawing participants                                          (4,377,087)
                                                     ------------------ ------------------
         Net assets available for benefits
            per Form 5500                                $ 15,254,820       $ 21,674,894
                                                     ------------------ ------------------
                                                     ------------------ ------------------

(5)      CONTINUED

         The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

                                                                 For the year ended December 31,
                                                           1998               1997                1996
                                                     ------------------ ------------------ -------------------
         Benefits paid to participants per
            the financial statements                    $ 11,414,450         $ 2,064,218        $ 3,502,872
         Amounts allocated to
            withdrawing participants                      (4,377,087)          4,377,087
                                                     ------------------ ------------------ -------------------
         Benefits paid to participants per
            Form 5500                                   $  7,037,363         $ 6,441,305        $ 3,502,872
                                                     ------------------ ------------------ -------------------
                                                     ------------------ ------------------ -------------------

         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(6) ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

YEAR ENDED DECEMBER 31, 1998


MUTUAL FUNDS                                    MONEY                                           EQUITY
------------                                    MARKET        BOND           BALANCED           GROWTH
                                                 FUND         FUND             FUND              FUND               TOTAL
                                             ----------    ---------       -----------        ------------       ------------
ADDITIONS :
 Participant Contributions                      $68,100      $15,515          $123,502            $195,022           $402,139
 Dividends/Interest                               5,335        4,571            19,142              21,452             50,500
 Net Realized Gain                                               507            51,924             367,759            420,190
 Net Unrealized Gain (Loss)                                      665           (37,011)           (110,379)          (146,725)
 Loan Repayments                                  4,006        2,322             9,063              22,266             37,657
                                             ----------    ---------       -----------        ------------       ------------
                                                 77,441       23,580           166,620             496,120            763,761

DEDUCTIONS :
 Benefits Paid                                  136,598       59,410           300,611             701,754          1,198,373
 Loans Granted                                      399          412               870              14,614             16,295
 Transfers, net                                    (824)     (35,275)          (71,919)           (528,410)          (636,428)
                                             ----------    ---------       -----------        ------------       ------------
                                                136,173       24,547           229,562             187,958            578,240
                                             ----------    ---------       -----------        ------------       ------------
NET INCREASE (DECREASE)                         (58,732)        (967)          (62,942)            308,162            185,521

NET ASSETS AVAILABLE FOR PLAN BENEFITS :

 BEGINNING OF YEAR                              171,497       81,607           437,640           1,518,974          2,209,718
                                             ----------    ---------       -----------        ------------       ------------
 END OF YEAR                                   $112,765      $80,640          $374,698          $1,827,136         $2,395,239
                                             ----------    ---------       -----------        ------------       ------------
                                             ----------    ---------       -----------        ------------       ------------


COMMON STOCK
                                             SAFEGUARD        NOVELL            CTP         TELLABS          US DATA
                                           ------------  --------------  --------------  --------------  --------------
ADDITIONS :
 Participant Contributions                     $472,439
 Employers Contributions                        195,061
 Dividends/Interest
 Net Realized Gain (Loss)                     4,604,189    $     14,438    $    678,067    $    664,717    $     (3,353)
 Net Unrealized Gain (Loss)                  (5,153,091)         (8,956)     (1,600,045)        262,327         (30,307)
 Loan Repayments                                 56,722
                                           ------------  --------------  --------------  --------------  --------------
                                                175,320           5,482        (921,978)        927,044         (33,660)
DEDUCTIONS :
 Benefits Paid                                7,716,812                         694,370         559,497          14,941
 Loans Granted                                    4,035                           6,591          20,500             315
 Transfers, net                              (2,107,532)         14,812           8,865         139,051           1,741
                                           ------------  --------------  --------------  --------------  --------------
                                              5,613,315          14,812         709,826         719,048          16,997
                                           ------------  --------------  --------------  --------------  --------------
NET INCREASE (DECREASE)                      (5,437,995)         (9,330)     (1,631,804)        207,996         (50,657)

NET ASSETS AVAILABLE FOR PLAN BENEFITS :

 BEGINNING OF YEAR                           13,658,667           9,330       2,725,730       1,356,063          72,386
                                           ------------  --------------  --------------  --------------  --------------
 END OF YEAR                               $  8,220,672   $                  $1,093,926    $  1,564,059    $     21,729
                                           ------------  --------------  --------------  --------------  --------------
                                           ------------  --------------  --------------  --------------  --------------



COMMON STOCK
                                              FCG          SANCHEZ         DIAMOND      CHROMAVISION          OAO
                                       --------------  --------------  --------------  --------------  --------------
ADDITIONS :
 Participant Contributions
 Employers Contributions
 Dividends/Interest
 Net Realized Gain (Loss)                $     23,211    $    193,942    $    215,637    $     97,609    $     39,255
 Net Unrealized Gain (Loss)                    34,482        (270,265)        (41,830)       (300,395)       (363,839)
 Loan Repayments
                                       --------------  --------------  --------------  --------------  --------------
                                               57,693         (76,323)        173,807        (202,786)       (324,584)
DEDUCTIONS :
 Benefits Paid                                 51,113         243,046         226,194         234,454         156,063
 Loans Granted                                  1,082           5,550           4,475           1,651             888
 Transfers, net                                15,439           8,372          50,738           6,380          42,894
                                       --------------  --------------  --------------  --------------  --------------
                                               67,634         256,968         281,407         242,485         199,845
                                       --------------  --------------  --------------  --------------  --------------
NET INCREASE (DECREASE)                        (9,941)       (333,291)       (107,600)       (445,271)       (524,429)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

 BEGINNING OF YEAR                            196,901         875,294         517,793         675,846         633,551
                                       --------------  --------------  --------------  --------------  --------------
 END OF YEAR                             $    186,960    $    542,003    $    410,193    $    230,575    $    109,122
                                       --------------  --------------  --------------  --------------  --------------
                                       --------------  --------------  --------------  --------------  --------------



COMMON STOCK                                               LEGG MASON
                                            DOCUCORP        MONEY MKT.         TOTAL
                                         --------------  --------------  --------------
ADDITIONS :
 Participant Contributions                                                     $472,439
 Employers Contributions                                                        195,061
 Dividends/Interest                                         $    12,281          12,281
 Net Realized Gain (Loss)                  $     79,504                       6,607,216
 Net Unrealized Gain (Loss)                      51,896                      (7,420,023)
 Loan Repayments                                                                 56,722
                                         --------------  --------------  --------------
                                                131,400          12,281         (76,304)
DEDUCTIONS :
 Benefits Paid                                  111,503                      10,007,993
 Loans Granted                                    2,938                          48,025
 Transfers, net                                (279,158)      2,690,296         591,898
                                         --------------  --------------  --------------
                                               (164,717)      2,690,296      10,647,916
                                         --------------  --------------  --------------
NET INCREASE (DECREASE)                         296,117      (2,678,015)    (10,724,220)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

 BEGINNING OF YEAR                                            2,681,318      23,402,879
                                         --------------  --------------  --------------
 END OF YEAR                               $    296,117    $      3,303    $ 12,678,659
                                         --------------  --------------  --------------
                                         --------------  --------------  --------------


(6) ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

YEAR ENDED DECEMBER 31, 1997

MUTUAL FUNDS                                     MONEY                                                EQUITY
------------                                     MARKET         BOND           BALANCED               GROWTH
                                                 FUND           FUND             FUND                  FUND             TOTAL
                                            -----------      ----------       -----------         ------------      ------------
ADDITIONS :
 Participant Contributions                     $ 31,660        $ 26,438          $ 75,501            $ 189,741         $ 323,340
 Dividends/Interest                              14,410           7,418            21,393               26,722            69,943
 Net Realized Gain                                                1,062            71,665              335,055           407,782
 Net Unrealized Gain                                                949             1,748               31,272            33,969
 Loan Repayments                                  8,889           5,334             9,885               39,055            63,163
                                            -----------      ----------       -----------         ------------      ------------
                                                 54,959          41,201           180,192              621,845           898,197

DEDUCTIONS :
 Benefits Paid                                   27,133           3,102            11,552              259,099           300,886
 Loans Granted                                    3,963           2,009            13,567               26,791            46,330
 Transfers, net                                 134,101          61,564           143,401              333,585           672,651
                                            -----------      ----------       -----------         ------------      ------------
                                                165,197          66,675           168,520              619,475         1,019,867
                                            -----------      ----------       -----------         ------------      ------------
NET INCREASE (DECREASE)                       (110,238)        (25,474)           11,672                2,370          (121,670)

NET ASSETS AVAILABLE FOR PLAN BENEFITS :

 BEGINNING OF YEAR                              281,735         107,081           425,968            1,516,604         2,331,388
                                            -----------      ----------        -----------         ------------      ------------
 END OF YEAR                                   $171,497         $81,607          $437,640           $1,518,974        $2,209,718
                                            -----------      ----------        -----------         ------------      ------------
                                            -----------      ----------        -----------         ------------      ------------



COMMON STOCK
------------
                                             SAFEGUARD        NOVELL            CTP         COHERENT         US DATA
                                         --------------  --------------  --------------  --------------  --------------
ADDITIONS :
 Participant Contributions                     $530,801
 Employers Contributions                        311,510
 Dividends/Interest
 Net Realized Gain (Loss)                     2,508,238    $      1,023    $    325,639    $    271,422    $    (12,338)
 Net Unrealized Gain (Loss)                  (2,749,446)         (3,687)        212,537         178,608         (22,045)
 Loan Repayments                                148,825
                                         --------------  --------------  --------------  --------------  --------------
                                                749,928          (2,664)        538,176         450,030         (34,383)
DEDUCTIONS :
 Benefits Paid                                1,317,024                         130,256          83,263           6,486
 Loans Granted                                   60,490                           8,272          12,282           1,050
 Transfers, net                               1,771,849           1,065         206,884         209,528          30,370
                                         --------------  --------------  --------------  --------------  --------------
                                              3,149,363           1,065         345,412         305,073          37,906
                                         --------------  --------------  --------------  --------------  --------------
NET INCREASE (DECREASE)                      (2,399,435)         (3,729)        192,764         144,957         (72,289)

NET ASSETS AVAILABLE FOR PLAN BENEFITS :
 BEGINNING OF YEAR                           16,058,102          13,059       2,532,966       1,211,106         144,675
                                         --------------  --------------  --------------  --------------  --------------
 END OF YEAR                               $ 13,658,667    $      9,330    $  2,725,730    $  1,356,063    $     72,386
                                         --------------  --------------  --------------  --------------  --------------
                                         --------------  --------------  --------------  --------------  --------------

COMMON STOCK
------------
                                              ISCG           SANCHEZ         DIAMOND      CHROMAVISION          OAO
                                         --------------  --------------  --------------  --------------  --------------
ADDITIONS :
 Participant Contributions
 Employers Contributions
 Dividends/Interest
 Net Realized Gain (Loss)                  $    104,205    $    108,504    $     85,991    $    150,116    $    121,068
 Net Unrealized Gain (Loss)                    (238,756)        600,094         334,060         300,376         291,091
 Loan Repayments
                                         --------------  --------------  --------------  --------------  --------------
                                               (134,551)        708,598         420,051         450,492         412,159
DEDUCTIONS :
 Benefits Paid                                   34,949          43,136          26,702          51,522           8,557
 Loans Granted                                    5,116           2,818           2,541           2,176
 Transfers, net                                 169,010         151,695        (126,985)       (279,052)       (229,949)
                                         --------------  --------------  --------------  --------------  --------------
                                                209,075         197,649         (97,742)       (225,354)       (221,392)
                                         --------------  --------------  --------------  --------------  --------------
NET INCREASE (DECREASE)                        (343,626)        510,949         517,793         675,846         633,551

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
 BEGINNING OF YEAR                              540,527         364,345
                                         --------------  --------------  --------------  --------------  --------------
 END OF YEAR                               $    196,901    $    875,294    $    517,793    $    675,846    $    633,551
                                         --------------  --------------  --------------  --------------  --------------
                                         --------------  --------------  --------------  --------------  --------------

COMMON STOCK
------------                               LEGG MASON
                                           MONEY MKT.         TOTAL
                                         --------------  --------------
ADDITIONS :
 Participant Contributions                                     $530,801
 Employers Contributions                                        311,510
 Dividends/Interest                         $    3,668            3,668
 Net Realized Gain (Loss)                                     3,663,868
 Net Unrealized Gain (Loss)                                  (1,097,168)
 Loan Repayments                                                148,825
                                         --------------  --------------
                                                  3,668       3,561,504
DEDUCTIONS :
 Benefits Paid                                                1,701,895
 Loans Granted                                                   94,745
 Transfers, net                              (2,677,650)       (773,235)
                                         --------------  --------------
                                             (2,677,650)      1,023,405
                                         --------------  --------------
NET INCREASE (DECREASE)                       2,681,318       2,538,099

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
 BEGINNING OF YEAR                                           20,864,780
                                         --------------  --------------
 END OF YEAR                               $  2,681,318    $ 23,402,879
                                         --------------  --------------
                                         --------------  --------------

(6) ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS YEAR ENDED DECEMBER 31, 1996

MUTUAL FUNDS                                    MONEY                                               EQUITY
------------                                   MARKET           BOND             BALANCED           GROWTH
                                                FUND            FUND               FUND              FUND           TOTAL

                                         ----------------  --------------       ------------     -------------  ---------------
ADDITIONS :
 Participant Contributions                     $154,135         $  43,853           $130,795         $242,447        $571,230
 Dividends/Interest                              16,881             7,147             21,697           33,479          79,204
 Net Realized Gain                                                    198             51,632          192,690         244,520
 Net Unrealized Gain (Loss)                                        (4,379)           (13,906)          59,220          40,935
 Loan Repayments                                  6,495             4,352              8,838           22,007          41,692
                                            -----------      ------------         ----------      -----------    ------------
                                                177,511            51,171            199,056          549,843         977,581

DEDUCTIONS :
 Benefits Paid                                  145,898            12,993             31,530          267,251         457,672
 Loans Granted                                   13,753             7,348             23,172           61,522         105,795
 Transfers, net                                 (65,132)           23,969            114,708          162,514         236,059
                                            -----------      ------------         ----------      -----------    ------------
                                                 94,519            44,310            169,410          491,287         799,526
                                            -----------      ------------         ----------      -----------    ------------
NET INCREASE                                     82,992             6,861             29,646           58,556         178,055

NET ASSETS AVAILABLE FOR PLAN BENEFITS :
 BEGINNING OF YEAR                              198,743           100,220            396,322        1,458,048       2,153,333
                                            -----------      ------------         ----------      -----------    ------------
 END OF YEAR                                   $281,735          $107,081           $425,968       $1,516,604      $2,331,388
                                            -----------      ------------         ----------      -----------    ------------
                                            -----------      ------------         ----------      -----------    ------------

COMMON STOCK
                                             SAFEGUARD        NOVELL          CTP          COHERENT          US DATA
                                         --------------  --------------  --------------  -------------  --------------
ADDITIONS :
 Participant Contributions                     $566,652
 Employers Contributions                        295,489
 Dividends/Interest
 Net Realized Gain                            2,080,111    $     42,372    $    436,403   $    368,430    $    105,760
 Net Unrealized Gain (Loss)                   1,815,256         (62,442)        785,693       (334,528)       (372,817)
 Loan Repayments                                 53,736
                                         --------------  --------------  --------------  -------------  --------------
                                              4,811,244         (20,070)      1,222,096         33,902        (267,057)

DEDUCTIONS :
 Benefits Paid                                2,308,036          32,140         336,804        203,991          40,655
 Loans Granted                                  282,087
 Transfers, net                                (412,432)         11,439         134,251        216,690         141,185
                                         --------------  --------------  --------------  -------------  --------------
                                              2,177,691          43,579         471,055        420,681         181,840
                                         --------------  --------------  --------------  -------------  --------------
NET INCREASE (DECREASE)                       2,633,553         (63,649)        751,041       (386,779)       (448,897)

 BEGINNING OF YEAR                           13,424,549          76,708       1,781,925      1,597,885         593,572
                                         --------------  --------------  --------------  -------------  --------------
 END OF YEAR                               $ 16,058,102    $     13,059    $  2,532,966   $  1,211,106    $    144,675
                                         --------------  --------------  --------------  -------------  --------------
                                         --------------  --------------  --------------  -------------  --------------


COMMON STOCK                                                               LEGG MASON
                                              ISCG           SANCHEZ        MONEY MKT.       TOTAL
                                        --------------  --------------  --------------  ---------------
ADDITIONS :
 Participant Contributions                                                                     $566,652
 Employers Contributions                                                                        295,489
 Dividends/Interest                                                           $  1,154            1,154
 Net Realized Gain                        $     74,538    $     30,519                        3,138,133
 Net Unrealized Gain (Loss)                    343,972         109,882                        2,285,016
 Loan Repayments                                                                (6,954)          46,782
                                        --------------  --------------  --------------  ---------------
                                               418,510         140,401          (5,800)       6,333,226

DEDUCTIONS :
 Benefits Paid                                  53,763          15,150                        2,990,539
 Loans Granted                                                                                  282,087
 Transfers, net                               (175,780)       (239,094)          4,695         (319,046)
                                        --------------  --------------  --------------  ---------------
                                              (122,017)       (223,944)          4,695        2,953,580
                                        --------------  --------------  --------------  ---------------
NET INCREASE (DECREASE)                        540,527         364,345         (10,495)       3,379,646

 BEGINNING OF YEAR                                                              10,495       17,485,134
                                        --------------  --------------  --------------  ---------------
 END OF YEAR                              $    540,527    $    364,345        $            $ 20,864,780
                                        --------------  --------------  --------------  ---------------
                                        --------------  --------------  --------------  ---------------

SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN
SCHEDULE I - ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1998

----------------------------------------------------------------------------------------------------------
                                                                                               CURRENT
IDENTITY OF ISSUE/DESCRIPTION OF ASSET                             SHARES         COST          VALUE
----------------------------------------------------------------------------------------------------------
MUTUAL FUNDS

Vanguard Money Market
 Prime Portfolio                                                    112,765   $   112,765   $   112,765
U.S. Government Securities Fund
 Bond Fund                                                            6,009        78,796        80,640
Income Fund of America
 Balanced Fund                                                       21,609       359,021       374,698
Investment Company of America
 Equity Growth Fund                                                  58,808     1,565,302     1,827,136
                                                                               ----------   -----------
                                                                                2,115,884     2,395,239
                                                                               ----------   -----------


COMMON STOCK
 Legg Mason Money Market                                              3,303         3,303         3,303
 Safeguard Scientifics, Inc. *                                      299,609     2,598,956     8,220,672
 Cambridge Technology Partners                                       49,443        97,917     1,093,926
 Tellabs                                                             45,624        67,284     1,564,059
 USDATA Corporation                                                  11,589        58,006        21,729
 First Consulting Group                                               9,120        47,262       186,960
 Sanchez Computer Associates                                         18,530       102,292       542,003
 Diamond Technology Partners                                         21,448       117,963       410,193
 ChromaVision Medical Systems                                        46,115       230,594       230,575
 OAO Technology Solutions                                            36,374       181,870       109,122
 DocuCorp                                                            48,840       244,221       296,117
                                                                               ----------   -----------
                                                                                3,749,668    12,678,659
                                                                               ----------   -----------
LOANS RECEIVABLE
 Interest Rates Ranging From 8% to 11%
 Maturity Dates Ranging From 1999 to 2012                                         176,690       176,690
                                                                                ---------     ---------
                                                                               $6,042,242   $15,250,588
                                                                               ----------   -----------
                                                                               ----------   -----------

* This investment is in the stock of Safeguard Scientifics, Inc. which is the Plan Administrator of the Plan and therefore any transactions related to this investment are party-in-interest transactions.

SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN
SCHEDULE II - ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS*
YEAR ENDED DECEMBER 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
      IDENTITY OF                                                  PURCHASE           SELLING            COST OF
    PARTY INVOLVED            DESCRIPTION OF ASSET (1)               PRICE             PRICE              ASSET            NET GAIN
    --------------            ------------------------               -----             -----              -----            --------
Vanguard                  Vanguard Money Market                  $1,230,092                            $1,230,092

Vanguard                  Vanguard Money Market                                      $1,288,823        $1,288,823

The American               Investment Company
Fund                       of America (Equity Growth)            $1,018,791                            $1,018,791

The American               Investment Company
Fund                       of America (Equity Growth)                                  $813,625          $600,250          $213,375

Legg Mason                Safeguard Scientifics, Inc.
                              Common Stock
                              30,666 Shares **                     $988,753                              $988,753

Legg Mason                Safeguard Scientifics, Inc.
                              Common Stock
                              71,278 Shares **                                       $2,364,351          $543,645        $1,820,706


* A reportable transaction is a transaction or a series of transactions of the same security that involves an amount in excess of 5% of the value of the Plan's net assets at the beginning of the Plan year.

** These transactions are in the stock of Safeguard Scientifics, Inc. which is the Plan Administrator of the Plan and therefore these transactions are party-in-interest transactions.

(1) Represents the aggregate amount of a series of transactions, which individually may or may not qualify as a reportable transaction.